La Coop Coffee

Profit and Loss
January - September, 2023

	TOTAL
Income	
Sales	24,684.17
Refunds	1,795.00
Store	408,910.33
Total Sales	**435,389.50**
Sales of Product Income	
Online	12,885.09
Wholesale	2,330.00
Total Sales of Product Income	**15,215.09**
Shipping Income	185.00
Total Income	**$450,789.59**
Cost of Goods Sold	
Coffee	
Coffee Making Supplies	53,322.20
Green Coffee	6,761.09
Roasting Services	119.95
Total Coffee	**60,203.24**
Cost of Goods Sold	
Supplies & Materials - COGS	950.00
Total Cost of Goods Sold	**950.00**
Equipment	2,892.96
Food Supplies	58,341.46
Furniture/Shop Supplies	1,181.43
Job Supplies	26,688.14
Merchant Processing Fees/Equipment	1,347.65
Packaging Supplies	3,804.69
Shipping Costs	806.82
Total Cost of Goods Sold	**$156,216.39**
GROSS PROFIT	**$294,573.20**
Expenses	
Advertising & Marketing	360.04
Advertising/Promotional	70.53
Events	393.83
Total Advertising & Marketing	**824.40**
Bank Charges & Fees	27.00
Car & Truck	
Car Pymts	8,735.31
Gas	794.14
Vehicle Insurance	2,314.22
Total Car & Truck	**11,843.67**

La Coop Coffee

Profit and Loss
January - September, 2023

	TOTAL
Computer & Internet	
Website	62.51
Total Computer & Internet	**62.51**
Contractors	1,748.18
Donations	500.00
Insurance	1,129.70
Legal & Professional Services	
Accounting/Taxes	1,930.00
Architect	10,000.00
Legal	14,105.48
Permits	1,600.00
Total Legal & Professional Services	**27,635.48**
Meals	69.65
Office Supplies & Software	11,080.43
Payroll Expenses	
Fees	799.00
Taxes	-571.43
Wages	191,854.71
Total Payroll Expenses	**192,082.28**
QuickBooks Payments Fees	172.46
Rent & Lease	
Coffe Shop	24,298.34
Total Rent & Lease	**24,298.34**
Repairs & Maintenance	3,547.42
Taxes & Licenses	
Business License	1,265.00
Sales Tax	38,141.16
Total Taxes & Licenses	**39,406.16**
Telephone & Cell Phone Expenses	3,668.81
Travel	5,468.55
Utilities	5,459.06
Gas	1,667.23
Water	932.17
Total Utilities	**8,058.46**
Total Expenses	**$331,623.50**
NET OPERATING INCOME	$ -37,050.30
Other Income	
Grant Income	5,000.00

La Coop Coffee

Profit and Loss
January - September, 2023

	TOTAL
Interest	0.12
Total Other Income	**$5,000.12**
NET OTHER INCOME	**$5,000.12**
NET INCOME	**$ -32,050.18**

La Coop Coffee

Balance Sheet

As of September 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (3888)	29,732.98
Business Investment Acct (3875)	39.88
Total Bank Accounts	**$29,772.86**
Accounts Receivable	
Accounts Receivable (A/R)	364.96
Total Accounts Receivable	**$364.96**
Other Current Assets	
Inventory Asset	6,402.00
Undeposited Funds	0.00
Total Other Current Assets	**$6,402.00**
Total Current Assets	**$36,539.82**
Fixed Assets	
Accumulated Depreciation	-90,637.00
Coffee Machinery & Equipment	22,011.43
Coffee Shop Leasehold Improvements	59,337.71
Vehicles	
Auto	9,000.00
Ford Truck	10,000.00
Total Vehicles	**19,000.00**
Total Fixed Assets	**$9,712.14**
Other Assets	
Investment - La Coop Arlington LLC	52,827.00
Total Other Assets	**$52,827.00**
TOTAL ASSETS	**$99,078.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
BOA MC 4021	-39,403.50
BOA MC 1164	36,658.47
BOA MC 7601	43,223.00
Total BOA MC 4021	**40,477.97**
Comunitario Coffee LLC -6051	-32,260.46
Juan - 6393	0.00

La Coop Coffee

Balance Sheet

As of September 30, 2023

	TOTAL
Total Comunitario Coffee LLC -6051	**-32,260.46**
Total Credit Cards	**$8,217.51**
Other Current Liabilities	
Arlington Store	-3,000.00
District of Columbia Office of Tax and Revenue Payable	424.26
L/P Shareholder	54,013.86
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$51,438.12**
Total Current Liabilities	**$59,655.63**
Total Liabilities	**$59,655.63**
Equity	
Owner Paid Expenses (Equity)	1,460.00
Owner's Equity	0.00
Owner's Investment	0.00
Retained Earnings	70,013.51
Net Income	-32,050.18
Total Equity	**$39,423.33**
TOTAL LIABILITIES AND EQUITY	**$99,078.96**

La Coop Coffee

Statement of Cash Flows
January - September, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,050.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-364.96
Accounts Payable (A/P)	0.00
BOA MC 4021	-81,668.98
BOA MC 4021:BOA MC 1164	36,658.47
BOA MC 4021:BOA MC 7601	43,223.00
Comunitario Coffee LLC -6051	-3,000.00
Arlington Store	-3,000.00
District of Columbia Office of Tax and Revenue Payable	424.26
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,728.21**
Net cash provided by operating activities	**$ -39,778.39**
FINANCING ACTIVITIES	
Owner Paid Expenses (Equity)	1,460.00
Net cash provided by financing activities	**$1,460.00**
NET CASH INCREASE FOR PERIOD	**$ -38,318.39**
Cash at beginning of period	68,091.25
CASH AT END OF PERIOD	**$29,772.86**